Exhibit 99.1

PPDai to Hold Annual General Meeting on November 29, 2018

Shanghai, November 8, 2018—PPDai Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced that it will hold its annual general meeting of shareholders at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China on November 29, 2018 at 11:00 a.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 9, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2017, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on its investor relations website at ir.ppdai.com, as well as on the SEC’s website at www.sec.gov.

Holders of the Company’s common shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by emailing Mr. Jimmy Tan, Investor Relations Director, at jimmy@ppdai.com or by writing to:

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

Attention: Mr. Jimmy Tan

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2018, the Company had over 78 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200 - Ext 8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

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